Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

March 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Julie Sherman
Vanessa Robertson
Alan Campbell
Celeste Murphy

Re:	Instil Bio, Inc.
Registration Statement on Form S-1
Filed February 26, 2021
File No. 333-253620

Ladies and Gentlemen:

On behalf of Instil Bio, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in its letter, dated March 12, 2021 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the Commission on February 26, 2021.

The Company is concurrently publicly filing Amendment No. 1 to its Registration Statement (the “Amendment”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amendment. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Amendment.

Cooley LLP  55 Hudson Yards  New York, NY  10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 15, 2021

Page Two

Form S-1 filed February 26, 2021

Capitalization, page 83

1.

It appears that your total capitalization reflected in the Actual column should be $292,367 rather than $252,768. If you continue to believe that your capitalization is $252,768 please provide us with your calculation.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Amendment.

Dilution, page 85

2.

Historical net tangible book value (deficit) should exclude convertible preferred stock classified outside of equity. Please revise the calculation or advise as to the appropriateness of your calculation.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Amendment.

Stock-Based Compensation, page 97

3.

Please update the table of stock options to include the estimated fair value for the grant issuances in 2021. Please quantify the amount of the stock compensation expense you expect to recognize for these grants in 2021.

In response to the Staff’s comment, the Company has revised the disclosure on pages 99, 100, 101 and 102 of the Amendment, including to disclose an estimated range of the compensation expense the Company expects to recognize in 2021 related to the stock options granted in the first quarter of 2021 (the “First Quarter 2021 Grants”). The Company will finalize its fair value assessment of the First Quarter 2021 Grants when it completes its first quarter of 2021 close process and related internal controls.

Critical Accounting Policies and Estimates

Stock Valuations, page 98

4.

Please refer to your response to comment 11 of our letter dated February 5, 2021. Please provide us with your analysis of the reassessed fair value of common stock related to the options granted in 2021. Please explain the difference between the fair value of common stock in 2021 and the estimated offering price.

Cooley LLP  55 Hudson Yards  New York, NY  10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 15, 2021

Page Three

The Company respectfully acknowledges the Staff’s comment and notes that the Company obtained the December 31, 2020 valuation for purposes of determining the fair value of the Company’s common stock in connection with option grants made in the first quarter of 2021. The December 31, 2020 valuation took into consideration, among other things, the probability of three different liquidity scenarios (a near-term IPO occurring prior to March 31, 2021, a longer-term IPO and staying private) and a discount for lack of marketability (“DLOM”), resulting in an estimated fair value of the Company’s common stock of $5.95 per share.

If the valuation had considered just the near-term IPO scenario and did not apply a DLOM, the valuation would have resulted in an estimated fair value of the Company’s common stock of $10.81 per share, which is lower than the bottom of the Company’s preliminary price range for the offering by approximately 36%.

As stated in the response to the Staff’s Comment 3, the Company has disclosed an estimated range of the compensation expense it expects to recognize in 2021 related to the First Quarter 2021 Grants. The estimated range of the compensation expense was determined on a revised fair value of common stock calculated using a straight-line interpolation between its December 31, 2020 valuation and the March 18, 2021 estimated preliminary price range of $17 to $19 per share.

Financial Statements

Note 5. Transactions With Immetacyte, page F-18

5.

We see that you acquired Immetacyte for a total purchase price of $15.4 million in March 2020 and it appears to have a significant impact on your business. Please tell us your consideration of the significance tests outlined in Rule 8-04 of Regulation S-X and tell us how you concluded you did not need to provide audited financial statements of the acquiree. As part of your response provide us with the results of your significance tests.

The Company respectfully acknowledges the Staff’s comment and refers the Staff to the correspondence submitted to the Staff under separate cover.

* * * *

Cooley LLP  55 Hudson Yards  New York, NY  10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 15, 2021

Page Four

Please direct any questions or further comments concerning the Amendment or this response letter to either the undersigned at (212) 479-6474 or Madison Jones of Cooley LLP at (202) 728-7087.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Bronson Crouch, Instil Bio, Inc.
Sandeep Laumas, Instil Bio, Inc.
Nathan Ajiashvili, Latham & Watkins LLP

Cooley LLP  55 Hudson Yards  New York, NY  10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com